UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
                  15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of January 2007

                         Commission File Number: 0-22704

                       Ship Finance International Limited
                 (Translation of registrant's name into English)

       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
                    (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the "Company") dated January 8, 2007, announcing the sale of one single-hull tanker and the conversion of another single-hull tanker into a heavy-lift vessel.

                                    Exhibit 1


SFL - Sale and Conversion of Single Hull Tankers

Ship Finance International Limited (NYSE:SFL) ("Ship Finance" or the "Company"), today announced that it has agreed to sell the single hull suezmax tanker Front Transporter to an unrelated third party at a gross sales price of $38 million. Frontline will receive a compensation payment of approximately $15.4 million for the termination of the charter, and the Company expects the sale to generate a small book profit. There are currently no loans relating to Front Transporter. Delivery to the new owner is expected to take place in May or June 2007.

As announced by Frontline Ltd. ("Frontline") on December 13, 2006, the single hull suezmax tanker Front Target will be converted to a heavy-lift vessel at COSCO Shipyard in China. The conversion will begin in May 2007, and completion is expected in August 2007. Ship Finance is currently in discussions with Frontline to structure a new 10 year time-charter for the converted heavy-lift vessel. The alternative is to sell the vessel to Frontline prior to conversion.

Following the sale and conversion, Ship Finance will have 14 single hull vessels in the fleet, down from 18 vessels only three months ago. Including vessels under construction and conversion, the Company's fleet will then consist of 59 vessels.

The announced sale and the heavy-lift conversion confirms the Board of Director's strategy to diversify and grow the long-term charter business and actively pursue alternatives for the Company's single hull tanker fleet.

January 8, 2007
The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Contact Person:
Lars Solbakken: Chief Executive Officer, Ship Finance Management AS
+47 2311 4006

Ole B. Hjertaker: Chief Financial Officer, Ship Finance Management AS +47 2311 4011 / +47 9014 1243

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Ship Finance International Limited



Dated:  January 8, 2007                     By /s/ Lars Solbakken
                                               -------------------------
                                               Name:  Lars Solbakken
                                               Title: Chief Executive Officer





SK 23153 0001 736613